Instagram Official Company Page

(January 2021 – October 2021)

https://www.instagram.com/navisyo_official/


WEFUNDER
Thank you to all our investors!


Wefunder campaign officially ends this October!
www.wefunder.com/navisyo




Earn a passive income.




Boat owners wanted!


We are seeking investors!




Secure your future by investing.




Don't delay, invest today.


We bet you will love it!








WEFUNDER



Twitter Official Company Page

(January 2021 – October 2021)

https://twitter.com/navisyo

Navisyo
81 Tweets

Navisyo @navisyo · Oct 9
Crowdfunding campaign is officially closed !

From the bottom of our heart, we thank you all investors who trusted and invested in Navisyo!

Let us all sail towards a brighter future!



Navisyo
81 Tweets

Navisyo @navisyo · Sep 25
Last chance to become one of our investors. Your investment is insured & backed by AXA!

Closing in a few days.


Wefunder
campaign officially
ends this October!

Navisyo
81 Tweets

Navisyo @navisyo · Sep 23
Thank you to all of our 1,040 investors from 44 countries around the world! After less than year since our crowdfunding campaign began we are officially closing in October!


Navisyo's Wefunder is
closing in October 2021!

Navisyo
81 Tweets

Navisyo @navisyo · Aug 1
Invest in wefunder.com/navisyo and secure your family by tripling your investment based on 5% gross revenues + perks based on your invested amount. We offer an insurance policy for your investment backed by AXA.


Secure your family
by tripling your
investment

Navisyo
81 Tweets

Navisyo @navisyo · Jul 27
Join our ever growing family of investors, 880+ investors from 38 countries around the world! Navisyo is proud to have raised so far $616,000 on Wefunder, the number #1 crowdfunding platform! All opportunities of investment will end this October 2021!
wefunder.com/navisyo


Join our ever growing
family of investors!

Navisyo
81 Tweets

Navisyo @navisyo · May 4
Find out why everyday more people are investing in @navisyo through the Wefunder crowdfunding campaign by visiting Wefunder's testimonial page: wefunder.com/navisyo/buzz

Thank you to all of our investors, supporters and fans from around the world!



Navisyo
81 Tweets

Navisyo @navisyo · May 2
Only a little over a year since its creation and soon approaching 500 investors in just a few months on Wefunder, Navisyo is committed to realizing its vision. We would like to cordially invite you to join our ever growing Navisyo family! Visit wefunder.com/navisyo



Navisyo
81 Tweets

Navisyo @navisyo · Apr 21
Navisyo is committed to realizing its vision. We would like to cordially invite you to join our ever growing Navisyo family!

To learn more about how to invest in Navisyo on Wefunder, visit wefunder.com/navisyo



Navisyo
81 Tweets

Navisyo @navisyo · Apr 19
In the end we will only regret the chances we didn't take. Armed with passion, accompanied by an awesome team of creators and true believers, experts in their field, rapidly approaching now 400 investors on Wefunder, Navisyo will become a reality.
Visit: wefunder.com/navisyo



Navisyo
81 Tweets

Navisyo @navisyo · Apr 17
Join our crowdfunding campaign on Wefunder.com/Navisyo and help us create a safer and more welcoming world for all!



LinkedIn Official Company Page

(January 2021 – October 2021)

https://www.linkedin.com/company/navisyo/

Navisyo + Sledovat •••
172 sledujících uživatelů
2 měs. • Upraveno •

Announcing officially the end of Navisyo's Wefunder crowdfunding campaign. We decided not to file for an extension; therefore, sometime in the course of the month of October the campaign will close permanently.

I take this opportunity to once again thank our 1,020+ investors from 44 countries who supported the Navisyo's mission.

Be sure to visit www.navisyo.com to browse through the latest offers and to sign up for our Newsletter on www.navisyogroup.com.

#opportunity #travel #wefunder #tourism

Zobrazit překlad



Wefunder Campaign officially closing on October 2021!
WEFUNDER

6

Navisyo + Sledovat •••
172 sledujících uživatelů
7 měs. •

As of today, we are proud to announce that over 444 investors from 34 countries around the world have joined Navisyo's ever growing family of early investors. $308,950 have so far been raised in a little over 3 months. As of yesterday morning the SEC approved a 6 months extension on our license so Navisyo could continue to fundraise on Wefunder's crowdfunding platform until end of October 2021.

Find out why everyday more people are investing in Navisyo through the Wefunder crowdfunding campaign by visiting Wefunder's testimonial page: https://lnkd.in/dmxn5vF

Thank you to all of our investors, supporters and fans from around the world!

#crowdfunding #thankyou #people #entrepreneur #entrepreneurship #investing #funding #startup #startups #entrepreneurs #investment

Zobrazit překlad



WEFUNDER
Where are Navisyo's investors from?
Navisyo welcomes 444 investors and growing from 34 countries!
• Australia
• Austria
• Bahrain
• Cambodia
• Canada
• Columbia
• Cyprus
• Czech Republic
• Denmark
• France
• Germany
• Greece
• India
• Italy
• Japan
• Kenya
• Kuwait
• Malaysia
• Mexico
• Netherland
• New Zealand
• Nigeria
• Pakistan
• Philippines
• Qatar
• Russia
• Saudi Arabia
• Slovakia
• Spain
• Sweden
• Thailand
• UAE
• UK
• USA

10 2 komentáře

Navisyo + Sledovat •••
172 sledujících uživatelů
2 měs. •

An interesting article about our industry. This Boat Rental report shows a new uptrend which includes market conditions and market forecast 2021-2028.

Boat Rental Market was valued at USD 17.8 Billion in 2020 and is projected to reach USD 25.8 Billion by 2028.

To read the entire article visit:

https://lnkd.in/dVAUwfUX

Zobrazit překlad



Navisyo's Wefunder is closing in October 2021!
Thank you for investing in our mission and vision.
WEFUNDER

8

Navisyo + Sledovat •••
172 sledujících uživatelů
7 měs. •

It is with immense pleasure that I am announcing as of yesterday, our Navisyo Wefunder Campaign has surpassed the $415,000 line, totaling more than 570+ investors from 34 countries around the world!

Since we got approved to campaign on Wefunder last December 18, 2020 we have been able to complete our technology and we are ready to launch for Boat Owners this month! Exciting news we will be unveiling this week so stay posted...

It is thanks to the support of our fans worldwide, our investors outside and inside Wefunder, and the unwavering dedication from our NC21 Members that we are just a few weeks away from reaching our 3rd goal, $500,000! Our next goal we hope to achieve in the next few months is $1,070,000.

We have hired new team members and we are excited to test pilot of first territories this summer 2021!

Zobrazit překlad



Navisyo welcomes 570+ investors and growing from 34 countries! We raised:
$415,600

6

Facebook Official Company Page

(January 2021 – October 2021)

https://www.facebook.com/OfficialNavisyo/



Thank you to all our investors!
Wefunder campaign officially ends this October!
Wefunder Campaign officially closing on October 2021!
This is it! Navisyo officially ends its crowdfunding campaign on Wefunder this October 2021!
Join our ever growing family of investors!
Brighter tomorrow.
Join our mission.
Shape your future.
$415,600
WEFUNDER
Where are Navisyo's investors from?
Reach financial goals by investing.
Investing your money can allow you to grow it.
Allow your money to build wealth over time. Invest.
Secure your future by investing.
Support Navisyo, invest now on:
NC21
Don't delay, invest today!
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